UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli

Senior Vice President,
General Counsel and Secretary

Adolor Corporation

700 Pennsylvania Drive
Exton, PA 19341

(484) 595-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz

Ian A. Hartman

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 5 (this “Amendment No. 5”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended by Amendment No. 1 filed with the SEC on November 10, 2011, Amendment No. 2 filed with the SEC on November 14, 2011, Amendment No. 3 filed with the SEC on November 15, 2011 and Amendment No. 4 filed with the SEC on November 18, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 5 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011 and amended from time to time, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 5, except that such information is hereby amended to the extent specifically provided herein.

Item 4.    Additional Information.

Item 4(b) of the Schedule 14D-9 is hereby amended by adding the following to the end of the eighth full paragraph on page 12:

“Thereafter, Mr. Dougherty informed David M. Madden, chairman of the Company Board, of this call.”

Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following after the eleventh full paragraph on page 12:

“Over the next few days, Mr. Dougherty informed each of the members of the Company Board of the discussions to date with Parent.”

Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the first full paragraph on page 13:

“Between August 19 and August 23, Mr. Madden, Mr. Dougherty and other members of the Company’s management interviewed eight potential financial advisors to the Company for the purpose of assisting the Company in its review of various strategic and financial alternatives.”

Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the final sentence of the first full paragraph on page 13:

“Mr. Dougherty expressed his view that, based on ENTEREG’s projected revenues, the market was not properly valuing ENTEREG.  Mr. Dougherty also expressed his view that the Company’s stock price was undervalued because of its limited cash on hand, the Company’s need to finance ADL5945’s multi-year Phase 3 clinical studies, and the potential dilutive effects of any required financings.”

Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the second full paragraph on page 13 in its entirety with the following:

“Two days following this dinner, on August 24, the Company Board held a special meeting. The Company Board was briefed on Mr. Dougherty’s recent discussions with Parent. The Company Board discussed the plan to seek an indication of interest from Parent. The Company Board also discussed the background and qualifications of each of the eight financial advisors recently interviewed by representatives of the Company.  Following such discussions, the Company Board approved the appointment of Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) to serve as financial advisor to the Company, after due consideration of Stifel Nicolaus’s leading position as an advisor to companies in the pharmaceutical industry, its resources and experience in advising corporations similar to the Company with respect to strategic and financial transactions, its knowledge of the Company, and its recent involvement in transactions in the pharmaceutical industry.”

Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the fifth full paragraph on page 13 in its entirety with the following:

“On August 31, Mr. Bonney called Mr. Dougherty to discuss the Company’s strategy. Mr. Bonney expressed concern that the Company was engaging in discussions with other potential acquirers and collaborators. In order to accommodate Mr. Bonney’s concerns that due diligence was not being completed in a prompt and efficient manner, Mr. Dougherty agreed to accelerate two due diligence calls between Parent and the Company. Those two calls were held the following day.”

Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the seventh full paragraph on page 13 in its entirety with the following:

“The Company Board held a special meeting on September 8 to discuss the letter received from Parent. Representatives of Dechert LLP (“Dechert”), legal counsel to the Company, provided the Company Board with an overview of its fiduciary duties in the context of a proposed acquisition of the Company. The Company Board discussed the letter from Parent, whether Mr. Dougherty should make a counterproposal, and, if so, the potential terms of such counterproposal.  Following such discussions, the Company Board authorized the Company’s management to conduct discussions with Parent in an effort to improve the terms of Parent’s offer. The Company Board discussed at length the terms of Parent’s proposal, in particular the CPR. The Company Board authorized management to intensify its ongoing outreach efforts and authorized Stifel Nicolaus to participate in discussions with other potential acquirers and strategic partners.”

Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the final sentence of the eighth full paragraph on page 13:

“These 10 companies were selected because they met at least one of the following criteria: (i) a therapeutic focus on gastrointestinal and/or pain indications or a potential or stated interest in either or both of those areas, (ii) a focus on acquiring products that are currently marketed or in late stages of clinical development, (iii) an existing or stated interest in products that are sold in a hospital setting, (iv) a previously expressed interest in ENTEREG or ADL5945, and (v) the ability to finance an acceptable strategic transaction with the Company.”

Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the ninth full paragraph on page 13 in its entirety with the following:

“On September 9, Mr. Dougherty and Mr. Bonney spoke by phone and arranged a meeting in Lexington, Massachusetts with Mr. Bonney to discuss the terms of Parent’s offer.  Mr. Dougherty indicated that the Company was seeking up-front cash consideration of $5.50 per share in addition to the CPR.  This proposal was based on the discussions held by the Company Board on September 8.   Mr. Bonney indicated that Parent was not willing to offer that amount.”

Item 4(b) of the Schedule 14D-9 is hereby amended by replacing the third full paragraph on page 14 in its entirety with the following:

“The Company Board held a special meeting on September 16 during which it received an update on the negotiations with Parent, the terms of the most recent letter from Parent and the outreach efforts being conducted by Stifel Nicolaus and Company management. Stifel Nicolaus presented materials concerning valuation of the Company and comparable transactions in the pharmaceutical industry. Stifel Nicolaus also discussed the use of CPRs as a form of consideration in transactions in the pharmaceutical industry. The Company Board, with management and in executive session without management, discussed the merits of the proposal from Parent. The Company Board also considered the prospects of the Company on a stand-alone basis. At the conclusion of the executive session, at the suggestion of a director, the Company Board authorized the formation of a committee (the “Committee”) to communicate with and advise management on the negotiations with Parent, as needed.  As the purpose of the Committee was to communicate with and advise management, and because the Company Board desired to retain the authority to take any action related to a transaction with Parent, the Committee was not delegated the authority to act on behalf of the Company Board.  Armando Anido and George V. Hager, Jr. volunteered to serve as members of the Committee, which was supported by other members of the Company Board.  Following discussions, it also was decided that Mr. Madden, as chairman of the Company Board, should serve as a member of the Committee.”

Item 4(b) of the Schedule 14D-9 is hereby amended by inserting the following before the final sentence of the sixth full paragraph on page 15:

“Under Parent’s revised terms, the Company’s stockholders would receive a $4.25 per share up-front cash payment, the right to receive a $1.25 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 (to be increased to $3.00 if such approval met certain product labeling criteria), and the right to receive a $0.50 per share cash payment if ADL5945 received final EMA approval by January 1, 2017 (to be increased to $1.50 if such approval met certain product labeling criteria).  If the certain product labeling criteria were not met, the holders of the CPRs could earn back the additional payments if certain sales milestones were met by January 1, 2022.”

Item 4(b) of the Schedule 14D-9 is hereby amended by adding the following to the end of the eighth full paragraph on page 15:

“Under the Company’s counterproposal, the Company’s stockholders would receive a $4.25 per share up-front cash payment, the right to receive a $1.25 per share cash payment if ADL5945 received final FDA approval by July 1, 2020 (to be increased to $3.00 if such approval met certain product labeling criteria), and the right to receive a $0.50 per share cash payment if ADL5945 received final EMA approval by July 1, 2020 (to be increased to $1.50 if such approval met certain product labeling criteria).  If the certain product labeling criteria were not met, the holders of the CPRs could earn back the additional payments if certain sales milestones were met by July 1, 2025.  The Company also sought to include provisions in the exclusivity letter that would allow the Company to terminate the exclusivity period if Parent adversely modified the proposed consideration or if the Company Board determined that a failure to terminate would be inconsistent with its duties under applicable law.”

Item 4(d) of the Schedule 14D-9 is hereby amended by inserting the following after the second full paragraph on page 24:

“The following table sets forth, for the periods indicated, the high, mean, median, and low enterprise values as a multiple of revenue for the selected publicly traded, mid- and small-cap specialty pharmaceutical companies identified above.”

Enterprise Value as a Multiple of Revenue
	2011	2012
High	4.94x	8.16x
Mean	2.15x	2.78x
Median	1.73x	2.16x
Low	0.74x	0.74x

Item 4(d) of the Schedule 14D-9 is hereby amended by replacing the fourth paragraph on page 24 in its entirety with the following:

“Stifel Nicolaus also reviewed the range of price to earnings (“P/E”) ratios of the selected publicly traded, mature, specialty pharmaceutical companies, calculated using the closing stock prices on October 21, 2011, as a multiple of calendar year 2011 and 2012 estimated earnings per share, as provided by FactSet estimates.

The following table sets forth, for the periods indicated, the high, mean, median, and low share price to earnings ratios for the selected publicly traded, mature specialty pharmaceutical companies identified above.

Share Price / Earnings per Share
	2011	2012
High	43.5x	21.5x
Mean	15.5x	12.6x
Median	11.7x	13.6x
Low	4.4x	4.1x

The implied P/E ratio ranges were utilized to calculate Adolor’s equity values implied by Adolor’s 2017 and 2018 estimated net income in both the Competitive Label Case and Non-Competitive Label Case, as provided by Adolor management, and were discounted to present value at a 20% discount rate to arrive at an implied equity value per share.”

Item 4(d) of the Schedule 14D-9 is hereby amended by inserting the following before the first full paragraph on page 26:

“The following table sets forth, for the periods indicated, the high, mean, median, and low enterprise values as a multiple of revenue for the selected life sciences business combinations identified above.”

Enterprise Value as a Multiple of Revenue
	Transaction Year	Transaction Year + 1
High	8.82x	7.63x
Mean	4.39x	4.09x
Median	4.19x	3.69x
Low	2.15x	2.02x

Item 4(d) of the Schedule 14D-9 is hereby amended by adding the following to the end of the fourth full paragraph on page 27:

“The mid-point of the probability of success range was selected based on Myers, S.C., Howe, S.D., “A Life Cycle Financial Model of Pharmaceutical R&D, Program on the Pharmaceutical Industry”, Massachusetts Institute of Technology, which indicates that the probability of success is 85% in Phase 3 clinical trials and that the probability of FDA approval after filing a new drug application is 75%.”

Item 4(e) of the Schedule 14D-9 is hereby amended by replacing the final sentence of the first full paragraph on page 29 in its entirety with the following:

“The Company’s management also assumed that the FDA would approve a new drug application for ADL5945 in 2015 and that the Company would need to raise at least $60 million in additional capital, when needed, in order to fund operations.”

Item 4(e) of the Schedule 14D-9 is hereby amended by adding the following to the end of such section (e) on page 30:

“The projections set forth above were prepared by the Company’s management in connection with the analysis of the Offer and the Merger and were not prepared with a view toward compliance with generally accepted accounting principles in the United States (“GAAP”).  Unlevered free cash flow and operating income were not prepared in accordance with GAAP and should not be considered as a substitute for GAAP operating income or any other performance measure derived in accordance with GAAP.  Additionally, these financial measures may not be comparable to other similarly titled measures of other companies.  The Company believes that GAAP operating income is the most directly comparable GAAP measure to these non-GAAP measures.  Set forth below are reconciliations of these non-GAAP measures to GAAP operating income for the periods covered by the projections set forth above.  These reconciliations were not provided to or relied on by the Company Board or Stifel Nicolaus as part of their analysis of the Offer and the Merger.  These reconciliations are included in this document pursuant to SEC rules.  Totals may not add due to rounding.”

Reconciliation - Competitive Label Case

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
GAAP Operating Income ($)	(5)	(32)	(19)	(19)	(15)	(11)	56	134	185	273	277	285	288	298	293	299	249	181	104	19
Amortization of Up-Front License Fees ($)	(25)	9	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Stock-Based Compensation Expense ($)	2	2	2	2	4	7	7	7	7	7	7	7	7	7	7	5	4	3	2	2
Amortization of Intangibles ($)	1	2	2	2	2	2	2	2	2	2	—	—	—	—	—	—	—	—	—	—
Depreciation and Amortization Expense ($)	0	0	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0
Operating Income ($)	(26)	(17)	(15)	(15)	(8)	(2)	66	143	195	282	284	292	296	306	301	304	253	184	106	21
Payments to Glaxo Group Limited ($)	—	3	4	4	4	5	5	—	—	—	—	—	—	—	—	—	—	—	—	—
Taxes ($)*	—	—	—	—	—	(1)	(28)	(57)	(78)	(113)	(114)	(117)	(119)	(123)	(121)	(122)	(101)	(74)	(42)	(8)
Net Operating Loss Carry Forward Usage ($)	—	—	—	—	—	1	28	57	78	41	—	—	—	—	—	—	—	—	—	—
Change in Working Capital ($)	0	(1)	0	0	(4)	(4)	(4)	(4)	(4)	(4)	0	0	0	(1)	(1)	5	5	5	5	5
Unlevered Free Cash Flow ($)	(7)**	(15)	(12)	(12)	(9)	(1)	67	139	192	206	171	175	177	183	180	187	157	115	69	17

All dollar values in millions.
*Assumes a 40% tax rate.
**Fourth Quarter 2011E only.

Reconciliation - Non-Competitive Label Case

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
GAAP Operating Income ($)	(5)	(32)	(19)	(19)	(21)	(24)	11	53	87	125	106	109	110	115	120	124	106	76	40	(2)
Amortization of Up-Front License Fees ($)	(25)	9	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Stock-Based Compensation Expense ($)	2	2	2	2	4	6	6	6	6	6	6	6	6	6	6	5	4	3	2	2
Amortization of Intangibles ($)	1	2	2	2	2	2	2	2	2	2	—	—	—	—	—	—	—	—	—	—
Depreciation and Amortization Expense ($)	0	0	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0
Operating Income ($)	(26)	(17)	(15)	(15)	(15)	(16)	19	61	95	132	112	115	116	121	126	129	110	79	42	—
Payments to Glaxo Group Limited ($)	—	3	4	4	4	5	5	—	—	—	—	—	—	—	—	—	—	—	—	—
Taxes ($)*	—	—	—	—	—	—	(10)	(24)	(38)	(53)	(45)	(46)	(46)	(48)	(50)	(51)	(44)	(32)	(17)	—
Net Operating Loss Carry Forward Usage ($)	—	—	—	—	—	—	10	24	38	53	45	43	—	—	—	—	—	—	—	—
Change in Working Capital ($)	0	(1)	0	0	(2)	(2)	(2)	(2)	(2)	(2)	1	0	0	0	0	3	3	3	3	3
Unlevered Free Cash Flow ($)	(7)**	(15)	(12)	(12)	(14)	(13)	22	59	93	130	114	112	69	72	75	80	68	50	28	2

All dollar values in millions.
*Assumes a 40% tax rate.
** Fourth Quarter 2011E only.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended by replacing the first full paragraph of Item 5 in its entirety with the following:

“Pursuant to an engagement letter dated October 5, 2011, Stifel Nicolaus was engaged by the Company to act as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee equal to approximately $3,527,000, $625,000 of which was payable upon delivery of the Opinion and the remainder of which is payable contingent upon consummation of the Offer and Merger. Stifel Nicolaus will also receive an additional fee equal to 1.5% of any payments made to holders of the CPRs. Such fee is payable at the time any payments are made with respect to the CPRs. Assuming each holder of a CPR is paid $4.50, the maximum amount payable with respect to each CPR, Stifel Nicolaus’ additional fee will be equal to approximately $3,377,000. Stifel Nicolaus also will be reimbursed for all out-of-pocket expenses incurred. The Company has agreed to indemnify Stifel Nicolaus against liabilities arising out of or in connection with the services rendered and to be rendered by Stifel Nicolaus under such engagement. Stifel Nicolaus has not, in the past two years, provided financial advisory or financing services to the Company or affiliates of the Company, nor is it engaged to do so in the future.  Nonetheless, Stifel Nicolaus may in the future provide financial advisory and financing services to the Company and affiliates of the Company, and may receive fees for the rendering of such services.”

Item 8.     Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding the following at the end of such section:

“While the defendants believe that the actions described above (the “Actions”) are entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on November 28, 2011, the defendants entered into a Memorandum of Understanding (the “MOU”) with the parties to the Actions, excluding the action brought in the Pearson Complaint (the “Settled Actions”), providing for the settlement of the Settled Actions. The MOU includes certification of a settlement class consisting of all record and beneficial holders of Shares at any time from March 30, 2011 through and including the closing of the Merger. Subject to court approval, confirmatory discovery that the proposed settlement is fair, adequate and reasonable, and further definitive documentation, the MOU resolves the Settled Actions by the plaintiffs against the defendants in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, and provides a release and settlement of all purported class actions against the defendants and their affiliates and agents in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger.

In consideration of such settlement and release, the Company has agreed to make additional disclosures in an amendment to the Schedule 14D-9.  The defendants deny and continue to deny that they breached any of their fiduciary duties and/or aided or abetted in the alleged breach of any fiduciary duties or otherwise committed any unlawful or wrongful act alleged in any of the Actions.

The settlement, including the payment by the Company or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law and the settlement being approved by the Delaware court. In the event that either of these conditions or any other preconditions are not satisfied, the defendants will continue to vigorously defend themselves against the Actions.

The foregoing summary is qualified in its entirety by reference to the complaints, the amended complaints, filings related to the complaints and the Memorandum of Understanding, filed as Exhibits (e)(30), (e)(31), (e)(33) through (35), and (e)(37) through (40) hereto, and are incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description
(e)(40)	Memorandum of Understanding between the Company, Parent, the Purchaser and the plaintiffs, dated as of November 28, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

By:	/s/ John M. Limongelli
Name:	John M. Limongelli
Title:	Sr. Vice President, General Counsel and Secretary

Dated: November 28, 2011